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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        Commission File Number: 000-20202

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

                     [X] Form 10-K and Form 10-KSB [ ] Form
                        20-F [ ] Form 11-K [ ] Form 10-Q
                         and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: DECEMBER 31, 2004

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

CREDIT ACCEPTANCE CORPORATION
Full Name of Registrant (Former Name if Applicable)

25505 WEST TWELVE MILE ROAD, SUITE 3000
Address of Principal Executive Office (Street and Number)

SOUTHFIELD, MICHIGAN 48034-8339
City, State and Zip Code

                        PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                               PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Credit Acceptance (the "Company") is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense primarily due to the following matter. On March 4, 2005, the Company's management, as authorized by the Company's audit committee, approved the restatement of its previously issued financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004. This restatement relates to the correction of errors in the accounting for income taxes primarily related to the Company's foreign subsidiaries, as discussed further in the Company's Form 8-K filed on March 10, 2005. The restatement for these errors will decrease net income for the year ended December 31, 2003 by $2.3 million and increase net income for the three months ended June 30, 2004 by $2.7 million. The correction of these errors will have no impact on pre-tax income. As a result of this ongoing matter, the Company needs additional time to finalize its audited financial statements and ensure the accuracy and completeness of its Form 10-K disclosures.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Douglas W. Busk, Treasurer           248          353 - 2700  Ext. 4432
               (Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the matters noted in Part III above, the Company is not in a position to provide a reasonable estimate of any anticipated significant changes in results of operations from the year ended December 31, 2003 to the year ended December 31, 2004, other than the impact of the restatement, that may be reflected in the earnings statements to be included in the 2004 Form 10-K.

                          CREDIT ACCEPTANCE CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                          By: /s/ Kenneth S. Booth
                                          ---------------------------
                                          Kenneth S. Booth
                                          Chief Financial Officer
                                          March 17, 2005